SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

July 6, 2004
Date of Report (Date of earliest event reported)

FILENET CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**000-15997**	**95-3757924**
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 Harbor Boulevard		**92626**
Costa Mesa, California		(Zip Code)
(Address of principal executive offices)		

(714) 327-3400
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Item 7.   **Financial Statements and Exhibits.**

(c)   Exhibits

Exhibits: Description of Document
 99.1   Press Release dated July 6, 2004.

Item 12.   **Disclosure of Results of Operations and Financial Condition.**

On July 6, 2004, we issued a press release, which sets forth certain preliminary results of our operations for the quarter ended June 30, 2004. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FILENET CORPORATION

Date: July 6, 2004   By: */s/ Sam M. Auriemma*
                                       Name: Sam M. Auriemma
                                       Title: Executive Vice President and
                                                Chief Financial Officer

EXHIBIT INDEX

Exhibits:	Description of Document
99.1	Press Release dated July 6, 2004.



FOR IMMEDIATE RELEASE

FileNet Announces Preliminary Second Quarter Financial Results

COSTA MESA, Calif. — July 6, 2004 — FileNet Corporation (Nasdaq: FILE), a leading provider of enterprise content management (ECM) solutions, today announced preliminary financial results for the second quarter ended June 30, 2004.

The company expects to report total revenue in the range of $93.0 to $95.0 million. Software revenue is expected to be in the range of $32.0 to $33.0 million. Earnings per share, on a GAAP basis, are expected to be between $.03 and $.05 per diluted share. Cash and investments at June 30, 2004 are expected to be approximately $299.5 million with no long-term debt.

"Although our overall revenue is expected to be up approximately seven percent from a year ago, we are disappointed in our revenue performance this quarter. Our results were impacted by a significant number of opportunities that did not close as we expected," stated Lee Roberts, FileNet's chairman and CEO. "Despite this delay in purchasing decisions, we continue to see positive indications of demand for ECM, and we remain confident in our long-term strategy for expanding our leadership position in the ECM market."

Conference Call –July 7, 2004

FileNet will hold a brief conference call tomorrow, July 7, 2004 at 7:00 am Pacific Time to discuss preliminary results. To listen to the call live, dial (800) 299-9630. The conference call ID number for the call is 43466834. A replay of the call will be available from approximately 10:00 a.m. PT on July 7 through midnight PT on July 14. To listen to the replay, dial (888) 286-8010. The conference call ID number for the replay is 16250314. The call will be broadcast live over the Internet. To listen to the event via the Internet, please follow the instructions that will be available on the investor relations' section of FileNet's Web site at http://www.filenet.com. A replay of the Web cast will be available for an extended period of time.

The company emphasized that the results are preliminary and that actual results could vary when the company reports final earnings for the second quarter on July 19, 2004 at 7:00 am Pacific Time.

About FileNet

FileNet Corporation helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing the full spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM solutions deliver a comprehensive set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 4,000 organizations, including more than three quarters of the Fortune 100, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners; potential contractual or employment issues; our ability to integrate acquired businesses; and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important

risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Note to editors: FileNet and ValueNet are registered trademarks of FileNet Corporation. All other company or product names referenced in this release may be trademarks or registered trademarks of their respective owners.

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Investor Contact:
Greg Witter, Director, Investor Relations
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:
Tom Hennessey, Director, Corporate Communications
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com